EXHIBIT 99.1

Gildan Board of Directors Resigns

- Vince Tyra has Stepped Down as President and CEO

- Sale Process has Ceased

Montreal, May 23, 2024 – Gildan Activewear Inc. (GIL: TSX and NYSE) (“Gildan” or “the Company”) today announced that the full Board of Directors has resigned, and Vince Tyra has stepped down as President and Chief Executive Officer, effective at the end of the day. The outgoing Board has appointed Browning West nominees to the Board of Directors, effective at that time. The outgoing Board has ceased discussions regarding the previously announced sale process.

Shareholders have made their views clear as we approach the May 28, 2024 Annual Meeting. The outgoing directors believe that it was in the best interests of all Gildan stakeholders for them to resign and not stand for election at the upcoming Annual Meeting, allowing the new Board to be seated so that it can oversee the Company in the most orderly and efficient manner. The outgoing directors wish the new directors, the management team, Gildan’s 45,000 employees, and its shareholders success in the future.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, and Peds®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, the United States, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Media relations team – Gildan
+1 514 343-8814
communications@gildan.com